Filed Pursuant to Rule 424(b)(3)
          File Numbers 333-02885, 333-679553, 333-68456 and 333-100031

                                November 17, 2003

                           Prospectus Supplement No. 1
                   To Reoffer Prospectus, Dated June 30, 2003


      This prospectus supplement, dated November 18, 2003 (this "Supplement"), supplements our reoffer prospectus, dated June 30, 2003 (the "Prospectus"), relating to the resale by certain of our stockholders (collectively, the "Selling Securityholders") of shares of our common stock, par value $0.01 per share (the "Common Stock"), which have been or will be issued pursuant to the exercise of stock options granted by us to the Selling Securityholders under our 1990 Stock Incentive Plan, as amended, 2000 Performance Equity Plan and/or 2001 Performance Equity Plan, as amended (collectively, our "Stock Plan"). This Supplement sets forth a list of the Selling Securityholders and updates the number of shares of Common Stock available to be resold by each Selling Securityholder under our Stock Plan.

      You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus except to the extent that the information contained herein supersedes the information contained in the Prospectus.


                             SELLING SECURITYHOLDERS

      The following table sets forth information with respect to the beneficial ownership of those Selling Securityholders known to us as of November 14, 2003. The Selling Securityholders are our executive officers and, except for one of our Selling Securityholders, also serve as our directors. The shares have been or will be issued pursuant to the exercise of options granted by us to the Selling Securityholders under our Stock Plan.

      The applicable percentages of beneficial ownership are based on an aggregate of 34,021,021 shares of our Common Stock issued and outstanding on November 7, 2003, determined as required by rules promulgated by the Securities and Exchange Commission. We have reincorporated as a Delaware corporation. The closing price of our Common Stock on November 14, 2003 on the New York Stock Exchange was $72.60.

      The shares listed below represent shares that each Selling Securityholder may offer by this Supplement in conjunction with the Prospectus. We do not know how long any Selling Securityholder will hold their shares before selling them, or how many shares they will sell at any time. The shares offered by this Supplement in conjunction with the Prospectus may be offered from time to time by the Selling Securityholders.


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      The inclusion in the table below of any individual Selling Securityholder shall not be deemed to be an admission or acknowledgment that such Selling Securityholder is an "affiliate" of ours.

      The following table supersedes and replaces the table of Selling Securityholders, and the related footnotes, contained in the Prospectus.


                             SELLING SECURITYHOLDERS


       SELLING                 NUMBER OF SHARES      PERCENTAGE (%) OF
       SECURITYHOLDER         BENEFICIALLY OWNED    SHARES BENEFICIALLY
                                                          OWNED

       Mark Auerbach(1)              38,500                  0.1%
       Scott L. Tarriff(2)          176,000                  0.5%
       Dennis J. O'Connor(3)         95,119                  0.3%
       Arie Gutman(4)                     0                  0.0%

--------------------------

      (1) Represents 10,000 shares held directly and 28,500 shares issuable upon the exercise of stock options held and exercisable within sixty (60) days from the date hereof. Excludes stock options covering an additional amount of up to 75,000 shares that may become exercisable thereafter.

      (2) Represents 15,000 shares held directly, 1,500 shares held indirectly through his spouse and 159,500 shares issuable upon the exercise of stock options held and exercisable within sixty (60) days from the date hereof. On November 17 and 18, 2003, Mr. Tarriff exercised stock options granted to him in September 2001 and July 2002 and, thereby, acquired 155,500 shares of our Common Stock. Excludes stock options covering an additional amount of up to 445,500 shares that may become exercisable thereafter.

      (3) Represents 1,619 shares held directly and 93,500 shares issuable upon the exercise of stock options held and exercisable within sixty (60) days from the date hereof. Excludes stock options covering an additional amount of up to 164,500 shares that may become exercisable thereafter.

      (4) Excludes stock options covering up to 225,000 shares that may become exercisable more than sixty (60) days after the date hereof.

         Information concerning the Selling Securityholders may change from time to time and will be set forth in future supplements. Accordingly, the number of shares of Common Stock offered hereby may increase or decrease. Full copies of the Prospectus will be provided upon request.